

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

David Williams
Executive Vice President and Chief Financial Officer
CHEMED CORP
255 E. Fifth Street, Suite 2600
Cincinnati, Ohio 45202

> **Re: CHEMED CORP**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-08351**

Dear David Williams:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Industrial Applications and
                              Services